UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

NEW YORK MORTGAGE TRUST, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

649604303

(CUSIP Number)

Kevin C. Lynch President Harvest Capital Strategies LLC 600 Montgomery Street, Suite 1700 San Francisco, CA 94111 Tel: (415) 835-3900 Fax: (415) 263-1336

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

(Continued on following pages)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harvest Capital Strategies LLC (94-3342119)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	SOLE VOTING POWER 844,994
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 844,994
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 844,994
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.1%[1]
14	TYPE OF REPORTING PERSON IA

[1]

Calculated as of December 16, 2011, based on the quotient of 844,994 shares of Common Stock beneficially owned by the Reporting Person divided by 13,938,273 shares of Common Stock issued and outstanding as of December 16, 2011. The Common Stock beneficially owned by the Reporting Person constitutes 6.1% of the voting power.

SCHEDULE 13D

RELATING TO THE COMMON STOCK OF

NEW YORK MORTGAGE TRUST, INC.

ITEM 1.	SECURITY AND ISSUER.

This statement on the Amendment No. 7 to Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of New York Mortgage Trust, Inc., a Maryland corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 52 Vanderbilt Avenue, Suite 403, New York, NY 10017.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	This statement is filed by Harvest Capital Strategies LLC (“HCS” and the “Reporting Person”). HCS is filing on behalf of an investment account of which it is the investment manager to the extent such account may be considered beneficial owners of any of the securities that are the subject of this statement (which beneficial ownership HCS disclaims).

(b)	HCS is a Delaware limited liability company with principal offices at 600 Montgomery Street, Suite 1700, San Francisco, CA 94111.

(c)	HCS is an investment adviser registered with the Securities and Exchange Commission. HCS manages investments and trading accounts of other persons including certain funds and JMP Securities LLC (“JMPS”) for which HCS has investment control pursuant to an Investment Management Agreement. JMP Group LLC, a wholly-owned subsidiary of JMP Group Inc., is the sole member and manager of HCS. HCS, JMPS (a sister company) and JMP Group (their parent) have instituted policies and procedures to ensure each entity’s investment decisions are separate from those of the other entities. Additionally, HCS employs portfolio managers, some of whom are not executive officers, with respect to the funds and accounts for which HCS is advisor. These portfolio managers operate independently from each other to implement the investment objectives of each fund or account for which they are portfolio manager.

Each of HCS, the funds and accounts disclaims “group” status with any other holder or with JMPS. Each also disclaims group status with JMP Group.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

HCS acquired 844,994 shares of Common Stock in private and open market purchases as previously reported.

ITEM 4.	PURPOSE OF THE TRANSACTION.

The Reporting Person acquired the Common Stock reported hereon in various private and open market purchases for investment purposes. The Reporting Person does not have any plans or proposals that relate to or would result in any of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D provided, however, that the matters set forth in Item 5(a) and 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person beneficially owns 844,994 shares of Common Stock, which following the issuance of 2.4 million shares of Common Stock which was completed on December 6, 2011 and an additional issuance of 360,000 shares of Common stock on December 16, 2011 represents 6.1% of the outstanding shares of Common Stock. The ownership percentage is based on the quotient of 844,994 shares of Common Stock held of record by JMPS, which were acquired in open market purchases; divided by 13,938,273 shares of Common Stock issued and outstanding as of December 16, 2011. HCS previously served as an external investment advisor to the Issuer which relationship terminated December 31, 2011. James J. Fowler, an employee of HCS, has agreed to continue on an interim basis as a director and the non-executive Chairman of the Board of the Issuer until the earliest of his replacement, resignation or termination, or the Issuer’s annual stockholders meeting in 2012 (please see Item 6 for further detail).

(b) The information contained on the cover pages hereto is hereby incorporated by reference to this Item 5(b). HCS expressly disclaims beneficial ownership of any securities beneficially owned by a managed account, fund, JMPS or JMP Group. Each account, fund and JMPS expressly disclaims beneficial ownership of any securities beneficially owned by JMP Group, any securities held of record by JMPS any other fund or account or that any other fund or account has a right to acquire, and, because of the investment discretion and voting authority granted to HCS, any securities held of record by such Fund or account or that such Fund has a right to acquire.

(c) N/A

(d) N/A

ITEM  6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

JMP Group and HCS (exercising its investment discretion on behalf of the Funds) cooperated and coordinated in negotiating and entering into a Stock Purchase Agreement in 2008 for Preferred Stock which was redeemed and is no longer outstanding as of December 31, 2010. However, the parties to such Purchase Agreement expressly disclaim the existence of a “group” subsequent to the execution of the Purchase Agreement. In addition, the Reporting Person does not have any agreement or arrangement with JMP Group or with any fund or account (nor does any fund or account have any agreement or arrangement with any other fund or account) to act together with respect to the Issuer or its securities. Each holder described herein disclaims beneficial ownership of any securities owned of record by any other holder and each fund, holder or account each disclaims beneficial ownership of any securities owned of record by it or by any other fund, holder or account.

As noted above, while JMP Group is the ultimate parent of HCS, it is JMP Group’s policy that it generally does not control, influence or participate in investment decisionmaking (including voting of shares or proxies) by its subsidiaries, including HCS, in HCS’ role as investment manager, and both JMP Group and HCS maintain procedures to implement that policy. In exercising its investment discretion as investment manager, HCS (through multiple portfolio managers, acting independently) considers the investment objectives and other needs of each such account. Decisions as to voting and disposition of the securities that are the subject of this Statement or others reference herein are made separately as to each of the funds and accounts and independently of decisions JMP Group makes as to the securities it holds.

Under the definition of “beneficial ownership” in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that one or more members, executive officers or employees of HCS might be deemed a “beneficial owner” of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed. Further, any such person and/or other persons associated with the Reporting Person or its affiliates may beneficially own additional securities of the Issuer, which securities are not reflected in this Statement and Reporting Person, its affiliates and such persons expressly disclaim any “group” status or shared investment control with respect to such securities.

Termination of Advisory Agreement:

As of December 31, 2011, the Advisory Agreement entered into by the Issuer and HCS on January 18, 2008 was terminated by mutual agreement and as further described in the Issuer’s Form 8-K filed December 30, 2011 (which description is incorporated herein by reference).

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 10, 2012

HARVEST CAPITAL STRATEGIES LLC

	By:	/s/ Kevin C. Lynch
	Its:	President